Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated May 4, 2015 and the related Letter of Transmittal, as they may be amended or supplemented from time to time. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of offers to sell Shares would not be in compliance with the laws of that jurisdiction. If KCG (as defined below) becomes aware of any such jurisdiction where the making of the Offer or the acceptance of Shares pursuant to the Offer is not in compliance with applicable law, KCG will make a good faith effort to comply with the applicable law. If, after such good faith effort, KCG cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the stockholders residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of KCG by the Dealer Manager (as defined below), or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Notice of Offer to Purchase for Cash

by

KCG Holdings, Inc.

of

Up to $330,000,000 of Shares of Its Class A Common Stock

At a Purchase Price Not Greater Than $14.00 Per Share

Nor Less Than $13.50 Per Share

KCG Holdings, Inc., a Delaware corporation (“KCG”), is offering to purchase for cash up to $330,000,000 of shares of its Class A Common Stock, par value $0.01 per share (the “Shares”), at a price not greater than $14.00 nor less than $13.50 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 4, 2015 (the “Offer to Purchase”), and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JUNE 2, 2015, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

Upon the terms and subject to the conditions of the Offer, promptly after the Expiration Date, KCG will determine a single price per Share (the “Purchase Price”), which will be not greater than $14.00 nor less than $13.50 per Share, that KCG will pay, subject to “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, for Shares properly tendered at or below the Purchase Price in the Offer and not properly withdrawn, and accepted for payment, taking into account the number of Shares tendered pursuant to the Offer and the prices specified by the tendering stockholders. The Purchase Price will be the lowest price per Share (in increments of $0.10) of not greater than $14.00 nor less than $13.50 per share, at which Shares have been properly tendered in the Offer and not properly withdrawn, that will enable KCG to purchase Shares properly tendered in the Offer and not properly withdrawn having an aggregate purchase price not exceeding $330,000,000 (or, if the Offer is not fully subscribed, all Shares properly tendered and not properly withdrawn pursuant to the Offer). All Shares purchased in the Offer will be purchased at the same Purchase Price regardless of whether the stockholder tendered at a lower price. However, because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, all of the Shares tendered at or below the Purchase Price may not be purchased if Shares having an aggregate purchase price in excess of $330,000,000 are properly tendered and not properly withdrawn. Shares tendered but not purchased in the Offer will be returned to the tendering stockholders at KCG’s expense promptly after the Expiration Date.

The Offer is not conditioned on the receipt of financing or any minimum value of Shares being tendered. The Offer, however, is subject to other conditions set forth in the Offer to Purchase.

        As of April 30, 2015, KCG had 109,040,224 issued and outstanding Shares (and 37,729,713 Shares reserved for issuance upon exercise of all outstanding Class A, Class B and Class C warrants to purchase Shares and stock options and vesting of all outstanding restricted stock units). If the Offer is fully subscribed at a Purchase Price of $14.00, the maximum Purchase Price pursuant to the Offer, the completion of the Offer will result in the repurchase by KCG of 23,571,428 Shares, which would represent approximately 21.6% of its issued and outstanding Shares, or 16.1% of its outstanding Shares on a fully diluted basis. If the Offer is fully subscribed at a Purchase Price of $13.50, the minimum Purchase Price pursuant to the Offer, the completion of the Offer will result in the repurchase by KCG of 24,444,444 Shares in the aggregate, which would represent approximately 22.4% of its issued and outstanding Shares, or 16.7% of its outstanding Shares on a fully diluted basis.

THE BOARD OF DIRECTORS OF KCG HAS AUTHORIZED THE OFFER. HOWEVER, NONE OF KCG, THE MEMBERS OF ITS BOARD OF DIRECTORS, MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED (THE “DEALER MANAGER”), INFORMATION AGENT (AS DEFINED BELOW) OR DEPOSITARY (AS DEFINED BELOW) MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THE

STOCKHOLDER’S SHARES OR AS TO ANY PRICE AT WHICH THE STOCKHOLDER MIGHT TENDER SHARES. STOCKHOLDERS MUST MAKE THEIR OWN DECISION AS TO WHETHER TO TENDER THEIR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND AT WHAT PRICE OR PRICES TO TENDER. PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE OFFER, STOCKHOLDERS SHOULD READ CAREFULLY THE INFORMATION IN THE OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL INCLUDING THE PURPOSES AND EFFECTS OF THE OFFER. STOCKHOLDERS SHOULD DISCUSS WHETHER TO TENDER THEIR SHARES WITH THEIR BROKER, IF ANY, OR OTHER FINANCIAL OR TAX ADVISOR.

KCG believes that the repurchase of Shares pursuant to the Offer is consistent with KCG’s long-term goal of maximizing stockholder value and its prior disclosures concerning potential uses for its excess capital. In determining to proceed with the Offer, KCG’s management and Board of Directors evaluated KCG’s operations, financial condition, capital needs, regulatory requirements, strategy and expectations for the future and believe that the Offer is a prudent use of KCG’s financial resources.

KCG’s Board of Directors believes that the “modified Dutch auction” tender offer set forth in the Offer to Purchase represents an efficient mechanism to provide KCG’s stockholders with the opportunity to tender all or a portion of their Shares at a premium over recent trading prices for the Shares and thereby receive a return of some or all of their investment in KCG if they so elect. The Offer provides stockholders with an opportunity to obtain liquidity with respect to all or a portion of their Shares without the potential disruption to the Share price that can result from market sales. In addition, if KCG completes the Offer, stockholders who choose not to tender will own, and stockholders who retain an equity interest in KCG as a result of a partial or conditional tender of Shares or proration may own, a greater percentage ownership of KCG’s outstanding Shares following the consummation of the Offer. Following consummation of the Offer, stockholders retaining an equity interest in the Company may also face reduced trading liquidity. KCG expects to fund the Share purchases in the Offer, and to pay related fees and expenses, from its working capital.

Upon the terms and subject to the conditions of the Offer, including the provisions relating to “odd lot” priority, proration and conditional tender described in the Offer to Purchase, KCG will purchase Shares properly tendered at or below the Purchase Price and not properly withdrawn on or before the Expiration Date having an aggregate purchase price of up to $330,000,000 (or such greater amount as it may elect to purchase, subject to applicable law). If the number of Shares properly tendered at or below the Purchase Price and not properly withdrawn prior to the Expiration Date would result in an aggregate purchase price of more than $330,000,000, KCG will purchase Shares in the following order of priority:

• First, KCG will purchase all odd lots of less than 100 Shares from stockholders who properly tender all of their Shares at or below the Purchase Price and who do not properly withdraw them before the Expiration Date (tenders of less than all of the Shares owned, beneficially or of record, by such odd lot holder will not qualify for this preference);

• Second, after purchasing all odd lots that were properly tendered at or below the Purchase Price and not properly withdrawn, KCG will purchase Shares from all other stockholders who properly tender Shares at or below the Purchase Price and who do not properly withdraw them before the Expiration Date (except for stockholders who tendered Shares at or below the Purchase Price conditionally for which the condition was not satisfied), on a pro rata basis, with appropriate adjustments to avoid purchases of fractional Shares, until KCG has acquired purchased Shares having an aggregate purchase price of $330,000,000 (or such greater amount as KCG may elect to purchase, subject to applicable law); and

• Third, only if necessary to permit KCG to purchase Shares having an aggregate purchase price of $330,000,000 (or such greater amount as KCG may elect to purchase, subject to applicable law), KCG will purchase Shares from stockholders who have properly tendered Shares at or below the Purchase Price conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose Shares are conditionally tendered must have properly tendered all of their Shares at or below the Purchase Price and not properly withdrawn them before the Expiration Date.

All Shares tendered and not purchased in the Offer will be returned to stockholders at KCG’s expense promptly following the Expiration Date. KCG expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 of the Offer to Purchase shall have occurred or shall be deemed by KCG to have occurred, to extend the period of time during which the Offer is open and delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension no later than 9:00 A.M., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. During any such extension, all Shares previously tendered and not validly withdrawn will remain subject to the Offer and to the right of a tendering stockholder to withdraw such stockholder’s Shares. During any such extension, all Shares previously tendered and not validly withdrawn will remain subject to the Offer and to the right of a tendering stockholder to withdraw such stockholder’s Shares.

        Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date. In addition, unless tendered Shares have already been accepted for payment, they may be withdrawn at any time after 11:59 P.M., New York City time, on June 29, 2015. For a withdrawal to be effective, a notice of withdrawal must be in writing, must be received in a timely manner by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares.

If Shares have been tendered pursuant to the procedure for book-entry transfer described in Section 3 of the Offer to Purchase, the notice of withdrawal also must specify the name and the number of the account at DTC (as defined in the Offer to Purchase) to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures.

For purposes of the Offer, KCG will be deemed to have accepted for payment (and therefore purchased), subject to the “odd lot” priority, proration and conditional tender provisions of the Offer, Shares that are properly tendered at or below the Purchase Price and not properly withdrawn only when, as and if KCG gives oral or written notice to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”) of its acceptance of the Shares for payment in the Offer.

Payment for Shares tendered and accepted for payment in the Offer will be made promptly, subject to possible delay in the event of proration, but only after timely receipt by the Depositary of certificates for Shares or book-entry confirmation of Shares into the Depositary’s account at DTC, a properly completed and duly executed Letter of Transmittal (or, an Agent’s Message (as defined in the Offer to Purchase)) and any other documents required by the Letter of Transmittal.

Stockholders desiring to tender Shares under the Offer must follow the procedures set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal. Stockholders desiring to tender their shares but whose certificates are not immediately available, or who are unable to complete the procedure for book-entry transfer or to make delivery of all required documents to the Depositary before the Expiration Date, may tender their Shares by complying with the procedures set forth in Section 3 of the Offer to Purchase for tendering by Notice of Guaranteed Delivery.

KCG will decide, in its reasonable discretion, all questions as to the number of Shares to be accepted, the Purchase Price to be paid for Shares to be accepted and the validity, form and eligibility, including time of receipt, and acceptance for payment of any tender of Shares, and each such decision will be final and binding on all persons participating in the Offer, subject to such Offer participants disputing such determination in a court of competent jurisdiction. None of KCG, the Dealer Manager, the Information Agent, the Depositary or any other person will be obligated to give notice of any defects or irregularities in tenders, nor will any such person incur any liability for failure to give any notice.

If you are a U.S. Holder (as defined in the Offer to Purchase), the receipt of cash for your tendered Shares generally will be treated for United States federal income tax purposes either as (a) a sale or exchange eligible for capital gain or loss treatment or (b) a distribution. If you are a Non-U.S. Holder (as defined in the Offer to Purchase), the payment of cash for your tendered Shares will generally be subject to United States federal income tax withholding unless one of certain exemptions applies. Stockholders are strongly encouraged to read the Offer to Purchase, in particular, Sections 3 and 13, for additional information regarding the United States federal income tax consequences of participating in the Offer and should consult their tax advisors.

The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the Letter of Transmittal contain important information that should be read before any decision is made with respect to the Offer.

Copies of the Offer to Purchase and the Letter of Transmittal are being mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominee stockholders and similar persons whose names, or the names of whose nominees, appear on the stockholder list of KCG or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be requested from Georgeson Inc., the information agent for the Offer (the “Information Agent”), at the expense of KCG at the address and telephone numbers set forth below. Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

480 Washington Boulevard, 26th Floor

Jersey City, NJ 07310

Call Toll-Free: (888) 680-1525

Email: KCGHoldings@georgeson.com

The Depositary for the Offer is:

Computershare Trust Company, N.A.

By First-Class, Registered or Certified Mail: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	By Express or Overnight Delivery: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

The Dealer Manager for the Offer is:

BofA Merrill Lynch

Bank of America Tower

One Bryant Park

New York, New York 10036

(888) 803-9655 (Toll-Free)

May 4, 2015